Filed Pursuant to Rule 433

Registration No. 333-252387

Issuer Free Writing Prospectus

Republic of Peru’s U.S.$750,000,000 3.550% U.S. Dollar denominated Global Bonds due 2051 (“Reopening 2051 Bonds”)

This pricing supplement (this “Pricing Supplement”) to the preliminary prospectus supplement dated October 28, 2021 (the “Preliminary Prospectus Supplement”) is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the information in the Preliminary Prospectus Supplement.

Final terms and conditions as of October 28, 2021

Issuer	Republic of Peru (the “Republic”)
Issue Type	SEC Global Registered
Joint Lead Managers and Joint Bookrunners	BNP Paribas Securities Corp. BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC
Issue Amount	U.S.$ 750,000,000
Issue Price	101.448% plus accrued interest from (and including) September 10, 2021 to (but excluding) November 2, 2021, and any additional interest from November 2, 2021
Settlement Date	November 2, 2021 (T+3)
Denominations	U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof
Maturity Date	March 10, 2051
Optional Make-Whole Redemption	Prior to September 10, 2050, make-whole call at Treasury Rate plus 25 basis points
Optional Par Redemption	On and after September 10, 2050, call at 100%
Regular Record Dates	March 7 and September 7 of each year
Coupon	3.550% per year
Interest Payment Dates	March 10 and September 10 of each year, beginning on March 10, 2022
UST Price/Yield at Pricing	109-01 / 1.970%
Benchmark Instrument	2.375% U.S. Treasury due May 15, 2051
Offer Spread	+150bps
Re-Offer Yield	3.470%
Gross Proceeds to Issuer	U.S.$760,860,000

Interest Rate Basis	30/360
Governing Law	State of New York
Clearing	DTC / Euroclear / Clearstream
ISIN	US715638DT64
CUSIP	715638 DT6
Listing and Trading	Application will be made to admit the bonds for listing on the Official List of the Luxembourg Stock Exchange and for trading on the Euro MTF Market.

The following additional information of the Republic of Peru and regarding the securities is available from the U.S. Securities and Exchange Commission’s (“SEC”) website and also accompanies this free writing prospectus:

Preliminary Prospectus Supplement dated October 28, 2021 to Prospectus dated February  8, 2021.

https://www.sec.gov/Archives/edgar/data/0000077694/000119312521310459/0001193125-21-310459-index.htm

https://www.sec.gov/Archives/edgar/data/0000077694/000119312521305507/0001193125-21-305507-index.htm

https://www.sec.gov/Archives/edgar/data/0000077694/000119312521310423/0001193125-21-310423-index.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling:

BNP Paribas Securities, Corp. +1 (212) 841-3000 or toll-free (U.S. only) at +1 (800) 854-5674

BofA Securities, Inc.: +1 (800) 294-1322

J.P. Morgan Securities LLC: +1-212-834-7279

Morgan Stanley & Co. LLC: +1 (866) 718-1649 (toll-free)

Delivery of the Reopening 2051 Bonds is expected on or about November 2, 2021, which will be the third business day following the date of pricing of the Reopening 2051 Bonds (“T+3”). Under Rule 15c6–1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Reopening 2051 Bonds prior to the Settlement Date may be required, by virtue of the fact that the Reopening 2051 Bonds initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Any distributor subject to Directive 2014/65/EU (as amended, “MiFID II”) (for the purposes of this paragraph, a “distributor”) subsequently offering, selling or recommending the securities is responsible for undertaking its own target market assessment in respect of the securities and determining the appropriate distribution channels for the purposes of the MiFID II product governance rules under Commission Delegated Directive (EU) 2017/593 (the “Delegated Directive”). Neither the Republic nor any of the underwriters make any representations or warranties as to a distributor’s compliance with the Delegated Directive.

This Pricing Supplement and the Preliminary Prospectus Supplement have been prepared on the basis that any offer of securities in any Member State of the European Economic Area (“EEA”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of securities. Accordingly, any person making or intending to make an offer in the EEA of securities which are the subject of the offers contemplated in this Pricing Supplement and the Preliminary Prospectus Supplement may only do so to legal entities which are qualified investors as defined in the Prospectus Regulation, provided that no such offer of securities shall require the Republic or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus

Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case in relation to such offer. Neither the Republic nor the underwriters have authorized, nor do they authorize, the making of any offer of securities to any legal entity which is not a “qualified investor” as defined in the Prospectus Regulation. Neither the Republic nor the underwriters have authorized, nor do they authorize, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the securities contemplated in this Pricing Supplement and the Preliminary Prospectus Supplement. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended or superseded).

The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in any Member State of the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Each person in the EEA who receives any communication in respect of, or who acquires any securities under, the offers to the public contemplated in this Pricing Supplement and the Preliminary Prospectus Supplement, or to whom the securities are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Republic that it and any person on whose behalf it acquires securities is: (1) a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation; and (2) not a “retail investor” (as defined above).

Any distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) (for the purposes of this paragraph, a “distributor”), subsequently offering, selling or recommending the securities is responsible for undertaking its own target market assessment in respect of the securities and determining the appropriate distribution channels for the purposes of the UK MiFIR Product Governance Rules. Neither the Republic nor any of the underwriters make any representations or warranties as to a distributor’s compliance with the UK MiFIR Product Governance Rules.

This Pricing Supplement and the Preliminary Prospectus Supplement have been prepared on the basis that the requirement under the Financial Services and Markets Act 2000 (the “FSMA”) and the Prospectus Regulation, as it forms part of United Kingdom (“UK”) domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) (the “UK Prospectus Regulation”) to publish or produce a prospectus for offers of securities does not apply. Neither the Republic nor the underwriters have authorized, nor do they authorize, the making of any offer of securities to any legal entity which is not a “qualified investor” as defined in the UK Prospectus Regulation. Neither the Republic nor the underwriters have authorized, nor do they authorize, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the securities contemplated in this Pricing Supplement and the Preliminary Prospectus Supplement.

The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the EUWA; or (ii) a customer within the meaning of the provisions of FSMA and any rules or regulations made under the FSMA to implement the IDD, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of UK domestic law by virtue of the EUWA. No key information document required by the PRIIPs Regulation, as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”), for offering or selling the securities or otherwise making them available to retail investors in the UK has been prepared and the securities will not be offered or sold or otherwise made available to any retail investor in the UK.

Each person in the UK who receives any communication in respect of, or who acquires any securities under, the offers to the public contemplated in this Pricing Supplement and the Preliminary Prospectus Supplement, or to whom the securities are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Republic that it and any person on whose behalf it acquires securities is: (1) a “qualified investor” within the meaning of Article 2(e) of the UK Prospectus Regulation; and (2) not a “retail investor” (as defined above).

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR OTHER NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

4